September 22, 2015

Carlos Pacho, Senior Assistant Chief Accountant, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed March 19, 2015
File No. 1-13202

We are writing in response to your letter dated September 9, 2015 relating to our annual report on Form 20-F for the year ended December 31, 2014 (the “20-F for 2014”). The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. For your convenience, we have repeated your comments along with our reply.

1. Please revise the table on the results of discontinued operations on page 161 to disclose revenues, expenses and pre-tax profit or loss of discontinued operations separately from the gain on the sale of the D&S business. Further, please provide us with the tax expense related to: (a) the gain on the sale of the D&S Business; and (b) the profit or loss from the ordinary activities of the discontinued operations for each period presented. Refer to paragraph 33(b) of IFRS 5 and paragraph 81(h) of IAS12 and revise the note accordingly.

We have disclosed in the tax expense footnote to the table on the results of discontinued operations on page 161 that in 2014 discontinued operations income tax expense of EUR 127 million was primarily related to the gain on the Sale of the D&S Business via non-resident capital gains taxes in certain jurisdictions, as well as tax impacts of legal entity restructuring carried out in connection with the Sale of the D&S Business. In exact terms, EUR 160 million of tax expense in 2014 resulted from the gain on the Sale of the D&S Business and EUR 33 million of tax benefit resulted from ordinary activities of the discontinued operations. The tax expense resulting from the Sale of the D&S Business was impacted by the fact that the portion of the gain that related to the sale of shares in subsidiaries was tax exempt and the fact that Finnish deferred tax assets used against a portion of the gain were not yet re-recognized at the time of the sale.

In future filings, we will in accordance with IFRS 5.33(b) and IAS 12.81(h) disclose the following tables on the results of discontinued operations (on page 161) and gain on the sale of D&S Business (on page 160), where revenues, expenses and pre-tax loss of the ordinary activities of the discontinued operations and related tax benefit are presented separately from the gain on the Sale of the D&S Business and related tax expense.

Results of discontinued operations
EURm	2014	2013	2012
Net sales	2 458	10 735	15 152
Cost of sales	(2 086)	(8 526)	(12 320)
Gross profit	372	2 209	2 832
Research and development expenses	(354)	(1 130)	(1 658)
Selling, general and administrative expenses	(447)	(1 560)	(2 143)
Other income and expenses	(107)	(109)	(510)
Operating loss	(536)	(590)	(1 479)
Financial income and expenses	5	10	18
Loss before tax	(531)	(580)	(1 461)
Income tax benefit/(expense)	33	(200)	(842)
Loss for the period, ordinary activities	(498)	(780)	(2 303)
Gain on the Sale of the D&S Business, net of tax	2 803	-	-
Profit/(loss) for the period	2 305	(780)	(2 303)
Costs and expenses include:
Depreciation and amortization	-	168	238
Impairments	111	-	39

Gain on the Sale of the D&S Business
			EURm
Fair value of sales proceeds less costs to sell(1)			5 167
Net assets disposed			(2 347)
Settlement of Windows Phone royalty(2)			383
Other			(28)
Total			3 175
Foreign exchange differences reclassified from other comprehensive income			(212)
Profit before tax			2 963
Income tax(3)			(160)
Gain on the Sale of the D&S Business, net of tax			2 803

(1) Comprises purchase price of EUR 3 790 million, net cash adjustment of EUR 1 114 million and other adjustments of EUR 263 million.

(2) Recognized when the partnership with Microsoft to license Windows Phone smartphone platform was terminated in conjunction with the Sale of the D&S Business.

(3) Tax expense mainly due to non-resident capital gains taxes in certain jurisdictions, as well as tax impacts of legal entity restructuring carried out in connection with the Sale of the D&S Business.

2. We note that in 2014, the Group re-recognized a deferred tax asset of EUR 2,126 million in the consolidated statement of financial position based on recent profitability and the latest forecasts of future financial performance. Please tell us in more detail about the basis for your conclusion that it is probable that the entity will be able to re-establish a pattern of sufficient tax profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. In your response, please tell us how you considered the criteria in IAS12.24 and IAS34-36. Further expand MD&A to disclose in further detail the nature of the evidence that support your conclusion that the deferred tax asset of EUR 2,126 million should be recognized.

We disclose in the Results of Operations section of the MD&A included in our 2014 20-F on page 48, that in 2014 Nokia re-recognized a deferred tax asset of EUR 2 126 million in the consolidated statement of financial position based on recent profitability and the latest forecasts of future financial performance which enabled the Group to re-establish a pattern of sufficient tax profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. A significant portion of our Finnish and German deferred tax assets are indefinite in nature and available against future Finnish and German tax liabilities.

In response to the Staff’s question regarding the nature of the evidence supporting our conclusion to re-recognize both Finnish and German deferred tax assets in further detail, we discuss our analysis separately for the two taxable jurisdictions below, and note that EUR 1 964 million of the re-recognition related to Finnish deferred tax assets and EUR 162 million related to German deferred tax assets. Finland is Nokia’s country of domicile and also the location of our principal entities for the majority of our global operations and as such records a significant portion of our revenue and costs related to our Nokia Networks and Nokia Technologies businesses. Our HERE business is not based in Finland and therefore has no impact on the determination of the taxable profit in Finland.

Finnish deferred tax assets: In accordance with IAS 12.24 and 12.34 we have re-recognized Finnish deferred tax assets as we have concluded that it is probable that sufficient taxable profit will be available in the future to utilize the reversal of temporary differences, tax losses and unused tax credits. In our analysis we have considered the following negative and positive factors:
•	A portion of the Nokia Finnish entities deferred tax assets result from unused tax losses, which according to IAS 12.35 is strong evidence that future taxable profits may not be available.

•	We have also considered the criteria set forth in IAS 12.36, which either are not applicable as explained below or provide positive evidence that future taxable profits are available:

IAS 12.36 (a): Nokia Finnish entities do not have significant taxable temporary differences.

IAS 12.36 (b): In assessing whether it is probable that Nokia Finnish entities will have taxable profits before the unused tax losses and unused tax credits expire we have considered the following:

1.	A significant portion of our Finnish deferred tax assets are indefinite in nature and available against future Finnish tax liabilities.

2.
We have positive evidence from recent profitability of Nokia’s continuing operations, in particular Nokia Networks and Nokia Technologies both of which are headquartered in Finland where the principal tax entity for each business resides. In Finland, Nokia is able to utilize the losses, credits and other temporary differences of its continuing operations for the benefit of the Nokia Finnish entities.

In relation to Nokia Networks, in 2014 the recent cumulative taxable results of the Finnish entities were positive as the business continued to report positive results following its global restructuring. Throughout 2012-2013 Nokia Networks completed the majority of actions resulting from the global restructuring to maintain long-term competitiveness and improve profitability, a restructuring that was announced in late 2011. These restructuring actions resulted in a reduction of average headcount of approximately 19 000 from 2011 to 2013 and a very significant reduction in our cost base. In 2013, Nokia Networks achieved its target to reduce operating expenses and production overhead, excluding special items and purchase price accounting items, by more than EUR 1.5 billion by the end of 2013, as compared to the end of 2011. Together with Nokia Networks’ strategy to focus on mobile broadband and services, while divesting several loss making businesses, Nokia Networks improved its financial performance in 2012, 2013 and 2014, reporting an operating loss of EUR 795 million and operating profits of EUR 420 million and EUR 1 210 million, respectively.

In Finland, following the improvement in Nokia Networks’ financial performance and the ongoing profitability of Nokia Technologies, Nokia’s continuing operations past three years cumulative taxable results, excluding non-recurring restructuring charges, turned positive in 2014.

3.
In 2014, our long range taxable result forecast of future financial performance indicated that Nokia Finnish entities will be able to utilize their cumulative losses, foreign tax credits and other temporary differences. Our long range forecast assumptions were consistent with the historical performance of our continuing operations after considering the significant restructuring charges incurred by Nokia Networks in Finland as part of the major global restructuring actions.

IAS 12.36 (c): Significant part of unused tax losses in Finland result from identifiable causes which are unlikely to recur:

1.
In 2014, Nokia sold substantially all of the D&S business to Microsoft. The D&S business had been heavily loss making in Finland in recent years prior to the divestment. Nokia reported the D&S Business as Discontinued Operations, and the business reported operating losses of EUR 1 479 million in 2012, EUR 590 million in 2013 and EUR 536 million in 2014.

2.
As previously noted, Nokia Networks completed a major restructuring which included divestment of loss making businesses in 2012-2013 and by the end of 2014 Nokia Networks had recognized cumulatively restructuring and associated charges of approximately EUR 1 900 million. The restructuring actions at Nokia Networks resulted in a major change to our global operating footprint, the businesses in which we compete and our employee and cost base. While our business continues to evolve and change, such a transformational restructuring is unlikely to recur.

IAS 12.36 (d): In assessing the realization of Finnish deferred tax assets, we are not relying on any tax planning strategies.

German deferred tax assets: In accordance with IAS 12.24 and 12.34, we re-recognized EUR 162 million of German deferred tax assets as we have concluded that it is probable that sufficient taxable profit will be available in the future to utilize the reversal of temporary differences and tax losses. Only a minor portion of Nokia German deferred tax assets relate to unused tax losses and these are indefinite in nature. In addition, we have considered recent profitability, future taxable profit projections and causes behind the tax losses. Alongside the global restructuring of the Nokia Networks business, Nokia Networks entities in Germany underwent significant restructurings during 2012-2013, which resulted in the divestment of certain unprofitable operations. In 2014, the positive impact of this restructuring impacted German profits and Germany demonstrated a track record of taxable profits. Further, we project that sufficient taxable profits will be generated by the ongoing German operations.

In future filings, we will disclose further discussion in the Results of Operations section of the MD&A, whereby we will provide further detail behind profitability expectations in Finland and Germany. We will also continue to monitor the taxable results and, if further taxable losses appear in Finland and Germany, we will add to the disclosure the nature of the evidence supporting recognition of deferred tax assets in more detail (IAS 12.82).

Income tax (Page 48 in MD&A of our 31 December, 2014 20-F, marked for change)

Income taxes for continuing operations amounted to a net benefit of EUR 1 408 million in 2014, a change of EUR 1 610 million compared to a net expense of EUR 202 million in 2013. The net income tax benefit was primarily attributable to the recognition of EUR 2 126 million of deferred tax assets from the reassessment of recoverability of tax assets in Finland and Germany in 2014. This resulted in a EUR 2 034 million non-cash tax benefit in the third quarter 2014. Following the global restructuring actions taken primarily in 2012 and 2013 to reduce annualized operating expenses and production overhead and the recent profitability of Nokia Networks, the divestment of the previously loss making D&S Business, and forecasts of future profitability for Nokia´s continuing operations, we were able to re-establish a pattern of sufficient profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. ~~Based on recent profitability and forecasts at that time, we were able to re-establish a pattern of sufficient profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences~~. A significant portion of our Finnish and German deferred tax assets are indefinite in nature and available against future Finnish and German tax liabilities. The EUR 2 034 million non-cash tax benefit was partially offset by the recognition of a net expense of EUR 341 million in valuation allowances related to HERE’s Dutch deferred tax assets in 2014. Refer to Note 13, Income Tax and Note 14, Deferred taxes, of our consolidated financial statements included in this annual report on Form 20-F.

Nokia acknowledges that

• Nokia is responsible for the adequacy and accuracy of the disclosure in its filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Nokia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Kristian Pullola by e-mail at kristian.pullola@nokia.com or by phone +358 (0) 10 44 88 000.

NOKIA CORPORATION

/s/ Kristian Pullola	/s/ Riikka Tieaho
Kristian Pullola	Riikka Tieaho
Senior Vice President,	Vice President,
Corporate Controller	Corporate Legal

cc:	David Dixter
Shearman & Sterling LLP